Exhibit 4.7

FIRST AMENDMENT

SMURFIT-STONE CONTAINER CORPORATION EQUITY INCENTIVE PLAN

WHEREAS, Smurfit-Stone Container Corporation (“Smurfit-Stone”) maintained the Smurfit-Stone Container Corporation Equity Incentive Plan (the “Plan”) immediately before the merger (the “Merger”) effected pursuant to the Agreement and Plan of Merger by and among Rock-Tenn Company (“Parent”), Sam Acquisition LLC and Smurfit-Stone dated as of January 23, 2011 (the “Merger Agreement”); and

WHEREAS, Section 1.9 of the Merger Agreement provided that Parent effective as of the Effective Time (as defined in the Merger Agreement) would assume certain options and restricted stock unit awards made under the Plan prior to the Merger and substitute shares of Parent stock (“Parent Stock”) for the shares of common stock of Smurfit-Stone (“Smurfit-Stone Common Stock”) based on the “Exchange Ratio” (as defined in the Merger Agreement);

WHEREAS, Parent has assumed the Plan from RockTenn CP, LLC (formerly Sam Acquisition LLC) and

WHEREAS, Parent desires to amend the Plan to reflect the adoption of the Plan by Parent, the substitution of Parent Stock for Smurfit-Stone Common Stock and such other changes in the administration of the Plan as Parent deems necessary or appropriate under the circumstances;

NOW, THEREFORE, the Plan is hereby amended effective as of the Effective Time as follows:

§1

NAME CHANGE

The name of the Plan effective as of the Closing shall be the Rock-Tenn Company (SSCC) Equity Incentive Plan (the “Plan”).

§2

PARENT STOCK

All of the shares of Common Stock available for issuance under the Plan immediately before the Effective Time are converted into shares of Parent Stock (as defined in the Agreement and Plan of Merger by and among Rock-Tenn Company, Sam Acquisition LLC and Smurfit-Stone Container Corporation dated as of January 23, 2011 (the “Merger Agreement”)) effective as of the Effective Time (as defined in the Merger Agreement) using the Exchange Ratio (as defined in the Merger Agreement) and rounding down to the nearest whole share of Parent Stock.

§3

REFERENCES

The following capitalized terms in § 1.2 are amended to read as follows for all awards assumed in connection with the Merger and for awards made after the Effective Time:

“Company” shall mean Rock-Tenn Company and any successor to Rock-Tenn Company.

“Committee” shall mean the “Committee” as defined in the Rock-Tenn Company 2004 Incentive Stock Plan.

“Common Stock” shall mean the Class A common stock of the Company.

The following capitalized terms in § 1.2 are amended to have the same definition as the same term in the Rock-Tenn Company 2004 Incentive Stock Plan, as amended (the “Rock-Tenn Company 2004 Incentive Stock Plan”), effective for awards made after the Effective Time:

“Change in Control”

“Fair Market Value”

§4

AWARDS ASSUMED PURSUANT TO MERGER

The awards outstanding as of the Effective Time and assumed by the Company pursuant to the Merger Agreement shall be administered pursuant to on the same terms and conditions (including applicable vesting requirements) as applied to each such award immediately prior to the Effective Time and pursuant to the Plan as in effect immediately before the Effective Time, as amended by Sections 1-3 of this First Amendment.

§5

NEW AWARDS

The Committee may make awards after the Effective Time, but any such awards shall be made subject to the same terms and conditions which would apply to the award under the Rock-Tenn Company 2004 Incentive Stock Plan, so that the terms and conditions of an award made under this Plan will be the same in all material respects as the terms and conditions of an award made under the Rock-Tenn Company 2004 Incentive Stock Plan. Notwithstanding the foregoing, the Committee shall not make an award of Incentive Stock Options after the Effective Time.

Section 1.4 is amended to read as follows effective for awards made after the Effective Time:

Eligibility. Participants in this Plan shall consist of such officers, other employees, and persons expected to become officers or other employees, of RockTenn CP, LLC (formerly Sam Acquisition LLC) and its Affiliates (as defined in the Rock-Tenn Company 2004 Incentive Stock Plan) as the Committee in its sole discretion may select from time to time; provided, however, that the term “participants” shall not include any person who immediately before the Effective Time was an employee of Rock-Tenn Company or any of its subsidiaries (as determined immediately before the Effective Time). The Committee’s selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. For purposes of this Plan, references to employment by the Company shall also mean employment by an Affiliate.

Section 5.8 is deleted in its entirety effective for awards made after the Effective Time.

§5

NO OTHER AMENDMENTS

Except as amended herein, the Plan as in effective as of the Effective Time is in full force and effect.

IN WITNESS WHEREOF, Rock-Tenn Company has caused its duly authorized officer to execute this First Amendment to the Plan.

Rock-Tenn Company

By:	Robert B. McIntosh
Name:	Robert B. McIntosh
Title:	Executive Vice-President, General Counsel and Secretary

Date:	May 27, 2011

4